UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of DryShips Inc. (the "Company") dated January 19, 2017 announcing that the Company's board of directors has deteremined to effect a reverse stock split of the Company's common shares.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-202821) that was filed with the SEC and became effective on May 7, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: January 19, 2017	By:	/s/ Anthony Kandylidis
Anthony Kandylidis
President and Chief Financial Officer

Exhibit 99.1

DRYSHIPS INC. ANNOUNCES REVERSE STOCK SPLIT
ATHENS, GREECE – January 19, 2017 - DryShips Inc. (NASDAQ: DRYS) (the "Company" or "DryShips"), a diversified owner of ocean group cargo vessels, announced today that its Board of Directors (the "Board")  has determined to effect a 1-for-8 reverse stock split of the Company's common shares. At the Company's annual general meeting of shareholders on October 26, 2016, the Company's shareholders approved the reverse stock split and granted the Board, or a duly constituted committee thereof, the authority to determine the exact split ratio and proceed with the reverse stock split.

The reverse stock split will take effect, and the Company's common stock will begin trading on a split-adjusted basis on the Nasdaq Capital Market, as of the opening of trading on January 23, 2017 under the existing trading symbol "DRYS".  The new CUSIP number for the common stock following the reverse stock split is Y2109Q408.

When the reverse stock split becomes effective, every 8 shares of the Company's issued common stock will be automatically combined into one issued share of common stock.  As of the date of this press release, the Company had 69,357,841 common shares issued. Effecting the reverse stock split will reduce the number of issued common shares from 69,357,841 shares to approximately 8.7 million shares.
No fractional shares will be issued in connection with the reverse split of the issued common stock. Shareholders who would otherwise hold a fractional share of the Company's common stock will receive a cash payment in lieu thereof at a price equal to that fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the Company's common stock on the Nasdaq Capital Market on January 20, 2017.
Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after January 23, 2017. Such beneficial holders may contact their bank, broker, or nominee for more information.
Shareholders with shares held in certificate form will receive instructions from the Company's exchange agent, American Stock Transfer & Trust Company, LLC, for exchanging their stock certificates for a new certificate representing the shares of common stock resulting from the reverse split.
Additional information about the reverse stock split can be found in the Company's proxy statement furnished to the Securities and Exchange Commission on September 23, 2016, a copy of which is available on the Commission's website at www.sec.gov.
About DryShips
DryShips Inc. is an owner of drybulk carriers and offshore support vessels that operate worldwide. DryShips owns a fleet of 13 Panamax drybulk carriers with a combined deadweight tonnage of approximately 1.0 million tons, and 6 offshore supply vessels, comprised of 2 platform supply and 4 oil spill recovery vessels.
DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."
Visit the Company's website at www.dryships.com.  The information contained on the Company's website does not constitute a part of this press release.

Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, our inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in our relationships with the lenders under our debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com